Exhibit 99.1

Ebang International Holdings Inc. Establishes Subsidiary in Australia in
Preparation of Establishing Digital Asset Financial Service Platform

Hangzhou, China, October 22, 2020 – Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a leading Bitcoin mining machine producer in the global market in terms of computing power sold in 2019*, today announced that it has established a wholly-owned subsidiary in Australia as part of its growth strategy to build a digital asset financial service platform which is in the stages of preparation.

Mr. Dong Hu, Chairman and CEO of the Company, commented, “We are pleased to announce that the Company has established its presence in Australia in furtherance of our strategies to launch comprehensive blockchain-enabled financial business and capture the growth opportunity along the value chain of the blockchain industry. We are currently applying for the Australian financial service license in preparation for our global expansion.”

There is no guarantee that the Company will receive the requisite regulatory approvals and licenses to operate its proposed business in Australia in a timely manner or on commercially reasonable terms, or at all, or that the Company will commence the proposed business as planned, or at all. Shareholders are cautioned not to place undue reliance on this press release.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a leading Bitcoin mining machine producer in the global market in terms of computing power sold in 2019*, with strong application-specific integrated circuit (ASIC) chip design capability underpinned by nearly a decade of industry experience and expertise in the telecommunications business. With its licensed or registered entities in various jurisdictions, the Company seeks to launch a fully-licensed digital asset financial service platform to provide professional, convenient and innovative trading services. For more information, please visit https://ir.ebang.com.cn/.

*According to an industry report prepared by Frost & Sullivan in 2019

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com